ROOTED IN ROXBURY

Recreational Cannabis Retailer

331 Newbury Street, Boston

ROOTEDINROXBURY.COM



ROOTED IN
NEWBURY ST

WHO WE ARE

Rooted in Roxbury is a community-conscious cannabis business committed to engaging, serving and benefiting members of our communities through financial success and social responsibility.



OWNERS AND FOUNDERS



- 20+ years as small business owners
- 25+ years as community advocates
- Expertise in the areas of retail operation, luxury marketing, regulated industries
- 5+ years of planning + research in local cannabis space

ROOTED IN
NEWBURY ST

LOCATION



- Rooted in Roxbury has negotiated to take over the lease at 331 Newbury Street
- 1,535 square-feet of ground-level retail space
- Meets all state requirements related to siting in a conditional use zone
- Easily accessible by several modes of public transportation
- Prior community process and non-opposition for cannabis establishment
- Approved by the Zoning Board of Appeals in Nov. 2017 for cannabis

ROOTED IN
NEWBURY ST







BACK BAY BY THE NUMBERS



110,000
Population within 1 mile



102,000
Daytime Workers



1.8 M
International Visitors Annually



$133,000
Average House Hold Income



$1.8 B
Annual Retail Sales

ROOTED IN NEWBURY ST

Our Sales Floor







ROOTEDINROXBURY.COM

ROOTED IN
NEWBURY ST

Thank You!

CONTACT INFO:
www.rootedinroxbury.com
info@rootedinroxbury.com
617-676-2110

ROOTEDINROXBURY.COM

ROOTED IN
NEWBURY ST

